UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	July 27, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

PROPOSED ISSUE OF NEW H SHARES UNDER GENERAL MANDATE

The Board is pleased to announce that on 27 July 2015, the Company entered into the Subscription Agreement with the Subscriber pursuant to which the Company has agreed to allot and issue to the Subscriber, and the Subscriber has agreed to subscribe for 465,910,000 Subscription Shares, at the Subscription Price of HK$3,488,895,000, upon the terms and subject to the conditions set out in the Subscription Agreement.

The 465,910,000 Subscription Shares represent (i) approximately 11.11% of the existing number of issued H Shares, and approximately 3.68% of the existing number of issued Shares as at the date of this announcement; and (ii) 10% of the then total number of issued H Shares (assuming that there is no change in the total number of issued H Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), and approximately 3.55% of the then total number of issued Shares (assuming that no Placing Shares under the Proposed A Share Placing are issued and there is no change in the total number of issued Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), in each case, as enlarged by the allotment and issue of the Subscription Shares. The aggregate nominal value of the Subscription Shares under the Subscription will be RMB465,910,000.

Assuming 465,910,000 Subscription Shares are subscribed for under the Subscription, the gross proceeds from the Subscription will be approximately HK$3,489 million and the net proceeds from the Subscription will be approximately HK$3,474 million (after deduction of expenses of the Subscription payable by the Company). The Company intends to utilize the net proceeds for working capital and other general corporate purposes.

At the request of the Company, trading in the H Shares and debt securities of the Company (Stock Codes: 85926 and 85953) on the Stock Exchange was halted with effect from 9:00 a.m. on Thursday, 23 July 2015 and became suspended with effect from 9:00 a.m. on Monday, 27 July 2015, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the H Shares and debt securities of the Company (Stock Codes: 85926 and 85953) with effect from 9:00 a.m. on Tuesday, 28 July 2015.

This announcement is also made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Listing Rules.

Completion of the Subscription is subject to the fulfilment of a number of conditions. As such, the Subscription may or may not proceed. Further announcement(s) will be issued by the Company as and when appropriate in accordance with the Listing Rules.

The Board is pleased to announce that on 27 July 2015, the Company entered into the Subscription Agreement with the Subscriber pursuant to which the Company has agreed to allot and issue to the Subscriber, and the Subscriber has agreed to subscribe for 465,910,000 Subscription Shares, at the Subscription Price of HK$3,488,895,000, upon the terms and subject to the conditions set out in the Subscription Agreement.

A summary of the major terms of the Subscription Agreement is set out below.

THE SUBSCRIPTION AGREEMENT

Date

27 July 2015

Parties

Issuer:	The Company

Subscriber:	The Subscriber

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, the Subscriber and its ultimate beneficial owner(s) are third parties independent of the Company and not connected persons of the Company.

It is expected that the Subscriber will not become a Substantial Shareholder of the Company as a result of the Subscription.

Subscription Shares

The 465,910,000 Subscription Shares represent (i) approximately 11.11% of the existing number of issued H Shares, and approximately 3.68% of the existing number of issued Shares as at the date of this announcement; and (ii) 10% of the then total number of issued H Shares (assuming that there is no change in the total number of issued H Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), and approximately 3.55% of the then total number of issued Shares (assuming that no Placing Shares under the Proposed A Share Placing are issued and there is no change in the total number of issued Shares other than the Subscription Shares since the date of the Subscription Agreement and up to Completion), in each case, as enlarged by the allotment and issue of the Subscription Shares. The aggregate nominal value of the Subscription Shares under the Subscription will be RMB465,910,000.

Ranking of Subscription Shares

The Subscription Shares, when allotted and issued, will rank pari passu in all respects among themselves and with the Shares in issue as at the date of the allotment and issue of the Subscription Shares.

Subscription Price

The Subscription Price of HK$3,488,895,000, representing HK$7.49 per Subscription Share, was determined after arm’s length negotiations between the Company and the Subscriber with reference to, among other things, the historical trading prices of the H Shares, the Placing Price, the market conditions and the confidence of the Subscriber in its proposed strategic cooperation with the Company.

HK$7.49 per Subscription Share represents:

(a)	a premium of approximately 8.6% to the closing price of HK$6.90 per H Share as quoted on the Stock Exchange on 22 July 2015, being the last trading day immediately preceding the date of the Subscription Agreement;

(b)	a premium of approximately 9.8% to the average closing price of HK$6.82 per H Share as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement; and

(c)	a premium of approximately 17.8% to the average closing price of HK$6.36 per H Share as quoted on the Stock Exchange for the last 20 consecutive trading days immediately preceding the date of the Subscription Agreement.

Assuming 465,910,000 Subscription Shares are subscribed for under the Subscription, the gross proceeds from the Subscription will be approximately HK$3,489 million and the net proceeds from the Subscription will be approximately HK$3,474 million (after deduction of expenses of the Subscription payable by the Company). The net price (after deduction of expenses of the Subscription payable by the Company) raised per H Share upon Completion will be approximately HK$7.46.

The Company intends to utilize the net proceeds for working capital and other general corporate purposes.

Conditions of the Subscription

Completion is conditional on, among other usual and customary conditions, the following:

(a)	all waivers, consents, authorizations, clearances and approvals which are required from relevant governmental entities and the Stock Exchange for the Subscription and the signing of the Marketing Agreement having been granted, fulfilled or given (as applicable);

(b)	the Marketing Agreement having been executed by the Subscriber and the Company, and being in full force and effect;

(c)	the Subscriber and the Company having reached agreement in writing in respect of the arrangements for obtaining required approvals from relevant PRC governmental authorities for the transactions and arrangements contemplated by the Marketing Agreement;

(d)	the execution and performance of the Transaction Documents having been approved by the board of directors of the Subscriber;

(e)	the execution and performance of the Marketing Agreement having been approved by the Board;

(f)	no material default by the Company or the Subscriber of its relevant obligations under the Marketing Agreement prior to Completion Date; and

(g)	CEA Holding, being the controlling shareholder of the Company, having issued a deed of undertaking in favour of the Subscriber containing such terms and conditions as shall be agreed by the Subscriber and CEA Holding (the “Deed of Undertaking”) or the parties having agreed on such other mutually agreed mechanism to permit the Subscriber to enforce CEA Holding’s obligations which would otherwise be set out under such Deed of Undertaking.

The Subscriber and the Company shall use their commercially reasonable endeavours to reach an agreement on and execute the Marketing Agreement as soon as reasonably practicable after the date of the Subscription Agreement.

In the event any of the conditions is not fulfilled (or waived) by the Longstop Date, any parties to the Subscription Agreement may, at any time up to five Business Days after the Longstop Date, at its sole discretion, by written notice to the other party extend the Longstop Date by a period of up to 30 days (such new date being the “Extended Longstop Date”).

In the event any of the conditions is not fulfilled (or waived) by the Longstop Date and:

(a)	none of the parties to the Subscription Agreement elect to extend the Longstop Date in accordance with the Subscription Agreement, the Subscription Agreement shall automatically terminate (other than the surviving provisions) on the day immediately following the fifth Business Day after the Longstop Date; or

(b)	any party to the Subscription Agreement elects to extend the Longstop Date in accordance with the Subscription Agreement but any of the conditions is not fulfilled (or waived) before the Extended Longstop Date, the Subscription Agreement shall automatically terminate (other than the surviving provisions) on the day immediately following the Extended Longstop Date, unless the parties should agree otherwise in writing.

Completion

Completion shall take place on the fifth Business Day after all conditions precedent have been fulfilled or waived or such other date as may be agreed to in writing between the Company and the Subscriber.

Transfer restrictions

Except for certain permitted transfers, the Subscriber shall not be permitted to dispose of any of the Subscription Shares from the Completion Date until the earlier of (the “Lock-up Period”):

(a)	36 months after the Completion Date;

(b)	the occurrence of any breach by the Company of the Company SA Material Obligations (as defined in the Subscription Agreement) or its material obligations under the Marketing Agreement or by CEA Holding under the Deed of Undertaking (if issued pursuant to the Subscription Agreement); and

(c)	the expiration or termination of the Marketing Agreement.

Notwithstanding anything to the contrary under the Subscription Agreement, for so long as (i) the Marketing Agreement has not expired or been terminated in accordance with its terms and (ii) the Company has not breached any of the Company SA Material Obligations (as defined in the Subscription Agreement), without the Company’s prior written consent, the Subscriber and any wholly-owned subsidiaries of the Subscriber holding any Shares (the “Subscriber Party”) shall not knowingly transfer any of the Company’s securities to any PRC Airline Company or its affiliates; except pursuant to any tender offer or transfer in connection with a sale or change of control of the Company or a general offer made as a result of an acquisition of 50% or more of the outstanding Shares of the Company.

The Subscriber shall notify the Company in writing the first time the Subscriber Party transfers any of the Subscription Shares within three Business Days after any such transfer and thereafter, if the Subscriber Party transfers any Subscription Shares, it will file any notices required to be filed by it under applicable Hong Kong laws and regulations.

Right of first offer

After the expiry of the Lock-Up Period and in connection with any disposal (other than a permitted transfer) by the Subscriber Party of any of the Subscription Shares (the “Offered Shares”) to any other Airline Company or its affiliates, the Subscriber Party shall first provide the Company with a written notice of such intention (a “Transfer Notice”). Upon receipt of a Transfer Notice, the Company shall have the right to, either by itself or designate an affiliate to, purchase any of the Offered Shares at the price and on the terms set out in the Transfer Notice subject to fulfillment of applicable laws and regulations. The right of first offer shall not apply to any disposal by the Subscriber Party of any of the Subscription Shares via a transaction on any stock exchange on which such shares are traded.

Covenants of the Subscriber not to invest in other PRC Mainland Airline Company

For so long as (i) the Marketing Agreement has not expired or been terminated in accordance with its terms and (ii) the Company has not breached any of the Company SA Material Obligations (as defined in the Subscription Agreement), unless with the Company’s prior written consent, the Subscriber Party shall not, and shall procure that its affiliates will not, make any new equity or debt investments in, or provide any financing to, any other PRC Mainland Airline Company or an affiliate of any other PRC Mainland Airline Company other than any SkyTeam Member or its affiliates.

Covenants of the Company not to issue securities to the Subscriber Competitors

From the date of the Subscription Agreement, the Company undertakes to the Subscriber that for so long as (i) the Subscriber Party’s aggregate beneficial ownership in H Shares of the Company and all other securities convertible or exchangeable into H Shares of the Company does not fall below the number of Subscription Shares, (ii) the Marketing Agreement has not expired or been terminated in accordance with its terms, and (iii) the Subscriber Party has not breached any of the Delta SA Material Obligations (as defined in the Subscription Agreement), unless with the Subscriber’s prior written consent, it shall not issue any securities to a Subscriber Competitor or any of its affiliates other than a SkyTeam Member or its affiliates.

The Directors are of the opinion that such undertaking is fair and reasonable and in the interests of the Company and the Shareholders taken as a whole, because: (i) such undertaking is only limited in scope to the Subscriber Competitors; (ii) the Subscriber has provided parity covenants to the Company; and (iii) the Company has many other fund raising sources and options available, such as loans from banks and financial institutions and debt issuance, etc.

Future Issuance and the Right of Participation

Subject to all applicable legal and regulatory requirements, if the Company decides to issue additional Shares or any other securities convertible into or exchangeable into the Shares of the Company (a “Future Issuance”), it will give the Subscriber advance written notice of the proposed Future Issuance and permit the Subscriber’s participation in any Future Issuance on the same terms as applicable to other investors participating in such Future Issuance (the “Right of Participation”).

If the Subscriber is required by the Stock Exchange or under any applicable laws and regulations to abstain from voting in respect of any future shareholders’ resolution of the Company granting a general mandate to the Board in connection with the Future Issuance in order for the Subscriber to participate in the Future Issuance, the parties to the Subscription Agreement shall discuss in good faith appropriate arrangements to satisfy the requirements by the Stock Exchange and/or under the applicable laws and regulations.

The Directors consider that the Right of Participation is a typical right granted by some other listed companies, whereby the Subscriber is permitted to participate in any Future Issuance but the Subscriber does not have a veto right to block any such issuance. Considering the possible strategic cooperation between the Subscriber and the Company, the basket of rights granted to and obligations borne by the Subscriber, the investment size of the Subscription, the stature and importance of the Subscriber, the Directors are of the opinion that granting the Right of Participation to the Subscriber is fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Board Observer

For so long as (i) the Subscriber Party’s aggregate beneficial ownership in H Shares of the Company and all other securities convertible or exchangeable into H Shares of the Company does not fall below the number of the Subscription Shares, (ii) the Marketing Agreement has not expired or been terminated in accordance with its terms, and (iii) the Subscriber Party has not breached any of the Delta SA Material Obligations (as defined in the Subscription Agreement), the Subscriber shall be entitled to nominate one individual to serve as an observer on the Board (the “Board Observer”).

The Board Observer shall be allowed to participate in all meetings of the Board in person or by teleconference.

The Subscriber acknowledges that the Board Observer shall not be entitled to voting rights in any Board meeting and shall be subject to the same non-disclosure, insider trading restrictions and conflicts of interest policies and procedures as and to the extent the same apply to the members of the Board from time to time (including entering into a non-disclosure undertaking letter or other similar document which is required to be entered into by a member of the Board), provided that the Company agrees to implement and apply such restrictions, policies and procedures in a manner that minimizes to the extent possible any impact on the Board Observer’s rights set forth in the Subscription Agreement, including without limitation the right to receive Board materials and to participate in meetings of the Board as provided herein. The Subscriber will instruct the Board Observer that he or she will be responsible for complying with such restrictions, policies and procedures.

Notwithstanding anything to the contrary, if the Subscriber or any of its affiliates (i) makes any new investments in, or provides any financing to, any other PRC Mainland Airline Company or an affiliate of any other PRC Mainland Airline Company; and (ii) obtains the right to appoint a director or observer to such other PRC Mainland Airline Company or its affiliate, the Subscriber shall no longer have the rights to nominate the Board Observer.

The Board Observer shall also serve as an observer to the Planning and Development Committee of the Board, and shall have the same rights and privileges, with respect to the Planning and Development Committee as he or she shall have with respect to the Board and shall be subject to the same restrictions, policies and procedures (to the extent set forth above with respect to the Board) as other members of such committee.

The Directors consider that the right to nominate a board observer is a typical right granted by some other listed companies, whereby the Subscriber will be able to sit in at the meetings of the Board, while the Board Observer will be subject to the same strict confidentiality obligations and other restrictions applicable to the Directors. In addition, the Board Observer is expected to add value and contribute knowledge and expertise at the Board meetings of the Company. Considering the possible strategic cooperation between the Subscriber and the Company, the basket of rights granted to and the obligations borne by the Subscriber, the investment size of the Subscription, the stature and importance of the Subscriber, the Directors are of the opinion that granting the right to the Subscriber to nominate a Board Observer is fair and reasonable and in the interests of the Company and the Shareholders taken as a whole.

Termination

Notwithstanding anything contained in the Subscription Agreement, the Subscription Agreement may be terminated and the transactions contemplated by the Subscription Agreement may be abandoned by either the Company or the Subscriber, as applicable, by giving notice in writing to the other parties, at any time prior to 9.30 a.m. (Hong Kong time) on the Completion Date:

(a)	by the Subscriber, if the Company is in breach of its obligations or any Company Warranties (as defined in the Subscription Agreement), and such breach is not cured within ten Business Days of receipt of written notice thereof from the Subscriber;

(b)	by the Company, if the Subscriber is in breach of its obligations or any Subscriber Warranties (as defined in the Subscription Agreement), and such breach is not cured within ten Business Days of receipt of written notice thereof from the Company;

(c)	by the Company or the Subscriber, if a statute, rule, regulation, order, decree, ruling or injunction has been enacted, entered, promulgated, endorsed, threatened or is pending by or before any governmental entity which in any material respect restricts, prohibits or threatens to restrict or prohibit the consummation of any of the transactions contemplated by the Transaction Documents;

(d)	by the Subscriber, if there is any Material Adverse Effect (as defined in the Subscription Agreement) having occurred and is continuing; or

(e)	by the Subscriber, if there shall develop, occur, exist or come into effect a suspension of dealings in any of the Shares or listing of any of the Shares on the Stock Exchange for a continuous period of ten trading days, other than a voluntary suspension requested by the Company and agreed to in writing by the Subscriber.

GENERAL MANDATE TO ISSUE THE SUBSCRIPTION SHARES

The Subscription Shares will be allotted and issued under the General Mandate. Under the General Mandate, the Company is authorized to issue new H Shares not exceeding 20% of the total number of issued H Shares as at the date of the annual general meeting of the Company held on 16 June 2015, being a total of 838,638,000 new H Shares. As at the date of this announcement, no new H Shares have been issued under the General Mandate. The Subscription is therefore not subject to Shareholders’ approval.

LISTING APPLICATION

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after Completion:

			Upon completion of		Upon completion of
			Subscription assuming no		Subscription assuming all
			Placing Shares under the		Placing Shares under the
	As at the date of		Proposed A Share Placing		Proposed A Share Placing
Shareholders	this announcement		are issued		are fully subscribed for
	Number of	Approximate	Number of	Approximate	Number of	Approximate
	Shares	%	Shares	%	Shares	%

CEA Holding	5,530,240,000 A Shares (2)	43.64%	5,530,240,000 A Shares	42.09%	5,530,240,000 A Shares	35.75%
	2,626,240,000 H Shares (3)	20.72%	2,626,240,000 H Shares	19.99%	2,626,240,000 H Shares	16.98%

Li Yangmin	3,960 A Shares	0.000031%	3,960 A Shares	0.000030%	3,960 A Shares	0.000026%

Placees (4)	–	–	–	–	2,329,192,546 A Shares	15.06%

Subscriber (who will be public shareholder)	–	–	465,910,000 H Shares	3.55%	465,910,000 H Shares	3.01%

(Other) Public Shareholders	4,517,784,900	35.65%	4,517,784,900	34.38%	4,517,784,900	29.20%

Total	12,674,268,860	100%	13,140,178,860	100%	15,469,371,406	100%

Notes:

(1)	The percentages are subject to rounding difference, if any.

(2)	Among such 5,530,240,000 A Shares, 5,072,922,927 A Shares were directly held by CEA Holding; and 457,317,073 A Shares were directly held by (CES Finance Holding Co., Ltd), which in turn was 100% held by CEA Holding.

(3)	Such 2,626,240,000 H Shares were held by (CES Global Holdings (Hong Kong) Limited), which in turn was 100% held by CEA Holding.

(4)	On 16 June 2015, it was considered and approved in the 2014 AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting the Proposed A Share Placing, pursuant to which, the Company proposed to issue not more than 2,329,192,546 new A Shares, representing approximately 27.46% of the A Shares and approximately 18.38% of the total Shares of the Company respectively. As disclosed in the circular of the Company dated 26 May 2015, the connected persons of the Company will not participate in the Proposed A Share Placing. The Company will make a further disclosure in the event: (a) any of the Placees become a Substantial Shareholder of the Company upon completion of the Proposed A Share Placing; and (b) the number of Placees for the Proposed A Share Placing shall be less than six, whereupon the names of such Placees shall be disclosed.

Upon Completion, the Shares held by the Subscriber will be considered as being held “in public hands” under the Listing Rules.

INFORMATION ON THE GROUP AND THE SUBSCRIBER

The Company is principally engaged in the business of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. The fleet of the Company comprised a total of 550 modern aircraft and freighters. Leveraging upon Shanghai core hub and Xi’an and Kunming regional hubs, it has established and extended its aviation transportation network to cover 1,052 destinations in 177 countries. With an extensive global outreach, the Company provided quality services to more than 90 million travelers all over the world every year.

The Subscriber is principally engaged in the business of civil aviation. It serves more than 170 million customers each year. With an industry-leading global network, Delta and the Delta Connection carriers offer service to 334 destinations in 64 countries on six continents. Headquartered in Atlanta, it employs nearly 80,000 employees worldwide and operates a mainline fleet of more than 700 aircraft. Including its worldwide alliance partners, it offers customers more than 15,000 daily flights.

REASONS FOR THE SUBSCRIPTION AND USE OF PROCEEDS

The Company believes that Subscription is beneficial for the Company to optimize its shareholding structure and asset structure, strengthen the strategic partnership in the business area between the Subscriber and the Company, develop the Company’s international business, and improve its international brand recognition.

The Directors consider that the terms of the Subscription are normal commercial terms following arm’s length negotiations between the Company and the Subscriber, and the terms of the Subscription Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company intends to utilize the net proceeds for working capital and other general corporate purposes.

FUND RAISING EXERCISE FOR THE PAST 12 MONTHS

As disclosed in the announcement of the Company dated 16 June 2015, it was considered and approved in the 2014 AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting the Proposed A Share Placing with the expected gross proceeds of not more than RMB15,000,000,000 from the Proposed A Share Placing. The Company intends to use such proceeds (after deducting the relevant expenses) for (i) the purchase of aircraft; and (ii) repayment of financial institution loans. As at the date of this announcement, the Proposed A Share Placing has not been completed.

Save as disclosed above, the Company has not conducted any fund raising activity involving issue of equity securities in the period of 12 months preceding the date of this announcement.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares and debt securities of the Company (Stock Codes: 85926 and 85953) on the Stock Exchange was halted with effect from 9:00 a.m. on Thursday, 23 July 2015 and became suspended with effect from 9:00 a.m. on Monday, 27 July 2015, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the H Shares and debt securities of the Company (Stock Codes: 85926 and 85953) with effect from 9:00 a.m. on Tuesday, 28 July 2015.

This announcement is also made pursuant to Part XIVA of the Securities and Futures Ordinance and Rule 13.09(2)(a) of the Listing Rules.

Warning: Completion of the Subscription is subject to the fulfilment of a number of conditions. As such, the Subscription may or may not proceed. Further announcement(s) will be issued by the Company as and when appropriate in accordance with the Listing Rules.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

DEFINITIONS

Unless the context requires otherwise, the following terms have the following meanings in this announcement:

“2014 AGM”	means the 2014 annual general meeting of the Company held on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Proposed A Shares Placing and the General Mandate;

“A Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange;

“A Shareholders Class Meeting”	means the class meeting of the holders of the A Shares held on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Proposed A Shares Placing;

“Airline Company”	means any air carrier operator principally engaged in the operation of civil aviation, including the provision of commercial air passenger transportation services;

“Board”	means the board of the Directors;

“Business Day”	means a day which is not a Saturday, a Sunday or a public holiday in Hong Kong, PRC Mainland or the U.S.;

“CEA Holding”	means (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 64.35% of its issued share capital as at the date of this announcement;

“Company”	means (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Completion”	means the completion of the Subscription in accordance with the terms and conditions of the Subscription Agreement;

“Completion Date”	means the fifth Business Day after the date on which all of the conditions to Completion have been fulfilled or waived in accordance with the Subscription Agreement;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Director(s)”	means the director(s) of the Company;

“General Mandate”	means the 2015/16 general mandate granted to the Board by the Shareholders at the annual general meeting of the Company held on 16 June 2015 to allot, issue and deal with additional A Shares and H Shares not exceeding 20% of the total number of A Shares and H Shares in the share capital of the Company as at the date of the annual general meeting of the Company held on 16 June 2015; such general mandate succeeded the earlier general mandate granted by the Shareholders at the annual general meeting of the Company held on 26 June 2014;

“Group”	means the Company and its subsidiaries;

“H Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“H Shareholders Class Meeting”	means the class meeting of the holders of the H Shares to be convened on 16 June 2015 to consider and, if thought fit, approve, among other things, the specific mandate relating to the Proposed A Shares Placing;

“HK$”	means Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time;

“Longstop Date”	means 31 December 2015 (or such later date as may be agreed by the parties to the Subscription Agreement);

“Marketing Agreement”	means the marketing agreement to be entered into between the Company and the Subscriber as soon as practicable after the date of the Subscription Agreement in accordance with the Subscription Agreement to reflect the terms and conditions set forth in the schedule to the Subscription Agreement and other mutually agreed terms and conditions;

“Placees”	means the subscribers who will subscribe for any of the Placing Shares under the Proposed A Share Placing;

“Placing Shares”	means a maximum of 2,329,192,546 new A Shares to be allotted and issued pursuant to the Proposed A Share Placing;

“Placing Price”	means not less than RMB6.44 per A Share under the Proposed A Share Placing;

“PRC”	means the People’s Republic of China, which for the purpose of the Subscription Agreement includes Hong Kong, the Macau Special Administrative Region and Taiwan;

“PRC Airline Company”	means any Airline Company that has its headquarters or place of incorporation in the PRC or an operating certificate issued by the government of the PRC, other than the Company or its affiliates;

“PRC Mainland”	means the People’s Republic of China, which for the purpose of the Subscription Agreement excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

“PRC Mainland Airline Company”	means any Airline Company that has its headquarters or place of incorporation in the PRC Mainland or an operating certificate issued by the government of the PRC Mainland, other than the Company or its affiliates;

“Proposed A Share Placing”	means the proposed issue of not more than 2,329,192,546 new A Shares in the PRC Mainland, which shares are proposed to be listed and traded on the Shanghai Stock Exchange;

“RMB”	means renminbi, the lawful currency of the PRC Mainland;

“Share(s)”	means the ordinary share(s) of RMB1.00 each in the share capital of the Company;

“Shareholder(s)”	means the holder(s) of the A Share(s) and H Share(s);

“SkyTeam Member”	means (i) an existing member of the SkyTeam airline alliance as of the date of the Subscription Agreement and (ii) any new member of SkyTeam after the date of the Subscription Agreement

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Subscriber”	means Delta Air Lines, Inc., which will subscribe for the Subscription Shares pursuant to and in accordance with the Subscription Agreement;

“Subscriber Competitor(s)”	means any Airline Company that has its headquarters or place of incorporation in the US or an operating certificate issued by the government of the US, other than the Subscriber or its affiliates;

“Subscription”	means the proposed subscription for the Subscription Shares by the Subscriber upon the terms and subject to the conditions set out in the Subscription Agreement;

“Subscription Agreement”	means the Subscription Agreement dated 27 July 2015 entered into between the Company and the Subscriber in relation to the Subscription;

“Subscription Price”	means HK$3,488,895,000, representing HK$7.49 per Subscription Share;

“Subscription Share(s)”	means 465,910,000 new H Shares to be allotted and issued pursuant to the Subscription Agreement;

“Substantial Shareholder”	has the meaning ascribed thereto in the Listing Rules;

“Transaction Documents”	means the Subscription Agreement and the following agreements:

(a) if issued by CEA Holding pursuant to the Subscription Agreement, the Deed of Undertaking, or such other mutually agreed document issued pursuant to the Subscription Agreement; and

(b) the Marketing Agreement;

“US”	means the United States of America;

“%”	means per cent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the PRC
27 July 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).

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